SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)

$.01 par value Class A Common Stock
(Title of Class of Securities)

573083102
(CUSIP Number)

Janet Dhillon, Esq.
Executive Vice President, General Counsel and Secretary
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024
(972) 431-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102
1)	Names of reporting persons.	J. C. Penney Company, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
3)	SEC Use Only
4)	Source of Funds (See Instructions)	N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	0
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11)	0%
14)	Type of Reporting Person (See Instructions)	CO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by J. C. Penney Company, Inc., a Delaware corporation, with the Securities and Exchange Commission on December 16, 2011 (the “Original Schedule 13D”), relating to the $.01 par value Class A Common Stock (“Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the “Issuer”). Except to the extent modified herein, the information in the Original Schedule 13D remains in effect.

Item 2.	Identity and Background.

Item 2 is restated as follows:

This Statement is being filed by J. C. Penney Company, Inc., a Delaware corporation (the “Company”).  The Company was indirectly the beneficial owner of the shares of Class A Common Stock covered by the Original Schedule 13D through its control of J. C. Penney Corporation, Inc., a Delaware corporation (the “Corporation”), a wholly owned subsidiary of the Company that held such shares of Class A Common Stock directly.  The principal business address of the Company is 6501 Legacy Drive, Plano, Texas 75024.  The Company is a holding company whose principal operating subsidiary is the Corporation.  The Company has no independent assets or operations, and no direct subsidiaries other than the Corporation.  The Corporation’s business consists of selling merchandise and services to consumers through department stores and through the Internet, including family apparel and footwear, accessories, fine and fashion jewelry, beauty products and home furnishings.  Schedule 1 attached to this Statement and incorporated herein by reference (“Schedule 1”) sets forth the information required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D with respect to each executive officer and director of the Company (the “Schedule 1 Persons”).

During the last five years, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Schedule 1 Persons is a citizen of the United States, unless otherwise noted on Schedule 1.

Item 4.	Purpose of Transaction.

On October 21, 2013, the Issuer and the Corporation entered into the Third Amendment (the “Amendment”) to the JCP/MSLO Agreement dated December 6, 2011 (the “Commercial Agreement”).

Pursuant to the Amendment, the Issuer and the Corporation agreed that the Corporation would no longer manufacture and sell Issuer branded products in product categories subject to a third party litigation and would continue to manufacture and sell Issuer branded products in the non-exclusive product categories set forth in the Amendment, such as window treatments and hardware, lighting and rugs.  Further, the Amendment provides that the Corporation will pay the Issuer design fees for the remaining product categories for a period of four years and guaranteed minimum royalties for a period of four and a half years, with an upfront payment of the first year guaranteed minimum royalties.  The term of the Commercial Agreement was also revised to expire on June 30, 2017.

The Amendment also provides for the return of the 11,000,000 shares of Class A Common Stock of the Issuer held by the Corporation (the “Returned Shares”) and the one (1) share of the Issuer’s Series A Preferred Stock, par value $0.01 per share, held by the Corporation (the “Series A Preferred Stock”).  Upon surrender by Corporation of the Returned Shares to the Issuer on October 21, 2013 pursuant to the Amendment, the Series A Preferred Stock was cancelled by the Issuer in accordance with Section 4 of the Certificate of Designations of Series A Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

As a result of the transactions described in Item 4 above, the Company no longer beneficially owns any shares of Class A Common Stock of the Issuer.

To the best knowledge of the Company, none of the Schedule 1 Persons beneficially owns any shares of the Class A Common Stock. Other than as disclosed in Item 4 of this Amendment No. 1, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has effected any transactions in the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Third Amendment to the JCP/MSLO Agreement (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K, dated October 21, 2013, of Martha Stewart Living Omnimedia, Inc.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2013	J. C. PENNEY COMPANY, INC.

	By:	/s/ Kenneth Hannah
Name: Kenneth Hannah
Title: Executive Vice President and Chief Financial Officer

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
J. C. PENNEY COMPANY, INC.

The name and present principal occupation of each director and executive officer of J. C. Penney Company, Inc. are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o J. C. Penney Company, Inc., 6501 Legacy Drive, Plano, Texas 75024.  All executive officers and directors listed are United States citizens, except for Javier G. Teruel, who is a citizen of Mexico.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Myron E. Ullman , III	Chief Executive Officer and Director, J. C. Penney Company, Inc.
Janet Dhillon	Executive Vice President, General Counsel and Secretary, J. C. Penney Company, Inc.
Brynn Evanson	Executive Vice President, Human Resources, J. C. Penney Company, Inc.
Kenneth Hannah	Executive Vice President and Chief Financial Officer, J. C. Penney Company, Inc.
Scott Laverty	Executive Vice President and Chief Information Officer, J. C. Penney Company, Inc.
Colleen C. Barrett	Director of J. C. Penney Company, Inc.; President Emeritus, Southwest Airlines Co.
Thomas J. Engibous	Chairman of the Board of J. C. Penney Company, Inc.; Retired Chairman of the Board, Texas Instruments, Inc.
Kent B. Foster	Director of J. C. Penney Company, Inc.; Retired Chairman of the Board, Ingram Micro Inc.
Leonard H. Roberts	Director of J. C. Penney Company, Inc.; Retired Chairman and Chief Executive Officer, RadioShack Corporation
Javier G. Teruel	Director of J. C. Penney Company, Inc.; Partner, Spectron Desarrollo, SC
R. Gerald Turner	Director of J. C. Penney Company, Inc.; President, Southern Methodist University
Ronald W. Tysoe	Director of J. C. Penney Company, Inc.; Former Vice Chairman, Federated Department Stores, Inc.
Mary Beth West	Director of J. C. Penney Company, Inc.; Executive Vice President and Chief Category and Marketing Officer, Mondelez International, Inc.

Schedule 1, Page 1

EXHIBIT INDEX

Exhibit No.	Description
1	Third Amendment to the JCP/MSLO Agreement (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K, dated October 21, 2013, of Martha Stewart Living Omnimedia, Inc.)